June 8, 2009

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: John L. Krug

Re:	Myriad Pharmaceuticals, Inc.

Registration Statement on Form 10

File No. 001-34275

Dear Mr. Krug:

In connection with the above-referenced Registration Statement, Myriad Pharmaceuticals, Inc. (the “Company”) hereby confirms its amendment of the request submitted orally on behalf of the Company by Brian Keane of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. that the Registration Statement be declared effective at 4:00 p.m., Eastern time, on Friday, June 12, 2009, by requesting that the Registration Statement be declared effective at 12:00 p.m., Eastern time, on Thursday, June 11, 2009, or as soon thereafter as practicable, as set forth in the Company’s letter to the Securities and Exchange Commission (the “Commission”) dated June 5, 2009 and filed via EDGAR on June 8, 2009.

The Company respectfully requests that it be notified of such effectiveness by a telephone call to Ann Margaret Eames of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. at (617) 348-1741 and that such effectiveness also be confirmed in writing.

The cooperation of the staff of the Commission in meeting the timetable described above is very much appreciated. We thank you for your time and attention.

Sincerely, MYRIAD PHARMACEUTICALS, INC.

By:	/s/ Adrian N. Hobden
Name: Adrian N. Hobden, Ph.D. Title: President and Chief Executive Officer